EXHIBIT 12.2

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30	Year Ended December 31
	2003 (1)	2002	2001	2000	1999 (1)	1998
	(in millions, except ratios)
Earnings

Income (Loss) Before Income Tax and Cumulative Effect of Accounting Principle Change	$(77.5)	$610.9	$762.1	$826.7	$(165.5)	$920.2
Fixed Charges	151.4	180.3	189.0	197.1	155.2	138.3

Adjusted Earnings	$73.9	$791.2	$951.1	$1,023.8	$(10.3)	$1,058.5

Combined Fixed Charges and Preferred Stock Dividends

Interest and Debt Expense	$137.4	$162.4	$169.6	$181.8	$137.8	$119.9
Amortization of Deferred Debt Costs	3.9	3.3	7.1	2.4	2.4	3.3
Portion of Rents Deemed Representative of Interest	10.1	14.6	12.3	12.9	15.0	15.1
Preferred Stock Dividends	—	—	—	—	—	2.9

Total Combined Fixed Charges and Preferred Stock Dividends	$151.4	$180.3	$189.0	$197.1	$155.2	$141.2

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.5	4.4	5.0	5.2	(0.1)	7.5

(1)	Earnings were inadequate to cover combined fixed charges and preferred stock dividends. The coverage deficiency totaled $77.5 million for the nine months ended September 30, 2003 and $165.5 million for 1999.